UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Enjoy Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29335V106

(CUSIP Number)

Ronald B. Johnson

c/o Enjoy Technology, Inc.

3240 Hillview Avenue

Palo Alto, CA 94304

Telephone: (713) 443-2321

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29335V106

1.	Name of Reporting Persons Ronald B. Johnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 18,059,499
	8.	Shared Voting Power 1,555,673
	9.	Sole Dispositive Power 18,059,499
	10.	Shared Dispositive Power 1,555,673

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,615,172
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4%*
14.	Type of Reporting Person (See Instructions) IN

*

Represents the percentage ownership based on 119,171,866 shares of common stock of Enjoy Technology, Inc. issued and outstanding as of October 15, 2021, as reported in the Current Report on Form 8-K, filed on October 22, 2021.

CUSIP No. 29335V106

1.	Name of Reporting Persons Ronald B. Johnson and Karen B. Johnson, Co-Trustees of The Johnson 2011 Irrevocable Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,555,673
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,555,673

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,555,673
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%*
14.	Type of Reporting Person (See Instructions) OO

*

Represents the percentage ownership based on 119,171,866 shares of common stock of Enjoy Technology, Inc. issued and outstanding as of October 15, 2021, as reported in the Current Report on Form 8-K, filed on October 22, 2021.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Enjoy Technology, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 3240 Hillview Avenue, Palo Alto, CA 94304.

Item 2. Identity and Background

(a)    Ronald B. Johnson, an individual, and Ronald B. Johnson and Karen B. Johnson, Co-Trustees of The Johnson 2011 Irrevocable Children’s Trust (Collectively “Reporting Persons”).

(b)    The business address of Reporting Persons is c/o Enjoy Technology, Inc., 3240 Hillview Avenue, Palo Alto, CA 94304.

(c)    Ronald B. Johnson is the Chief Executive Officer and a member of the Board of Directors of the Issuer.

(d)–(e)    During the last five years, Reporting Persons have not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Reporting Persons are a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Reporting Persons are deemed to beneficially own an aggregate of 19,615,172 shares of Common Stock of the Issuer as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds. Reporting Persons acquired the shares pursuant to the Agreement and Plan of Merger, dated as of April 28, 2021, as amended on July 23, 2021 and September 13, 2021, by and among Marquee Raine Acquisition Corp. (“MRAC”), MRAC Merger Sub Corp., a direct, wholly owned subsidiary of MRAC (“Merger Sub”) and Enjoy Technology Operating Corp. (“Legacy Enjoy”), pursuant to which Merger Sub merged with and into Legacy Enjoy, with Legacy Enjoy surviving as a wholly owned subsidiary of MRAC, which subsequently changed its name to Enjoy Technology, Inc. Additionally, 2,750,243 shares of the total shares individually held by Ronald B. Johnson were acquired pursuant to certain Backstop Subscription Agreement by and between the Issuer and certain Subscribers (as defined therein), which includes Mr. Johnson, dated as of September 13, 2021, at $10.00 per share.

Item 4.	Purpose of Transaction

The information furnished in Item 3 hereinabove is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, Ronald B. Johnson, as an individual, and Ronald B. Johnson and Karen B. Johnson, Co-Trustees of The Johnson 2011 Irrevocable Children’s Trust beneficially own an aggregate of 18,059,499 shares and 1,555,673 shares of the Issuer’s Common Stock, respectively, which in aggregate represents approximately 16.4% of the Issuer’s issued and outstanding Common Stock, consisting of 119,171,866 shares of Common Stock, as reported in the Current Report on Form 8-K, filed on October 22, 2021.

(b) Reporting Person Ronald B. Johnson has sole voting and sole dispositive power over 18,059,499 shares of Common Stock of the Issuer, and may be deemed to have share voting and share dispositive power over 1,555,673 shares held by Ronald B. Johnson and Karen B. Johnson, Co-Trustees of The Johnson 2011 Irrevocable Children’s Trust.

(c) Other than the acquisition of the shares as reported herein, and as described under Item 4, Reporting Persons have not affected any other transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) To the best knowledge of Reporting Persons, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 19,615,172 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2021	/s/ Ronald B. Johnson
Ronald B. Johnson

Date: October 25, 2021	The Johnson 2011 Irrevocable Children’s Trust

/s/ Ronald B. Johnson
Ronald B. Johnson, as Co-Trustee